SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  000-26011
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K  | | Form 11-K   | | Form 20-F         | | Form 10-Q
| | Form N-SAR
         For Period Ended:  December 31, 2001

| | Transition Report on Form 10-K          | | Transition Report on Form 10-Q
| | Transition Report on Form 20-F          | | Transition Report on Form N-SAR
| | Transition Report on Form 11-K

Read the attached istruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Internet Cable Corporation

Former name if applicable:

195 Riviera Drive, Unit 2
________________________________________________________________________________
Address of principal executive office (Street and number)


Markham, Ontario L3R 5J6 CANADA
________________________________________________________________________________
City, state and zip code


                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |X|        (a)    The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without
                         unreasonable effort or expense;
       |X|        (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before
                         the 15th calendar day following the prescribed due
                         date; or the subject quarterly report or transition
                         report on Form 10-Q, or portion thereof will be filed
                         on or before the fifth calendar day following the
                         prescribed due date; and
       | |        (c)    The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-KSB and in preparing its final audit report. The Company's Annual Report on Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

 Jospeh M. Melanson              (313)                 218-2276
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      (Name)                   (Area Code)          (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected on the earnings statements to be included in the subject report or portion thereof?
                      |X| Yes  | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues decreased in fiscal year 2001 to $5.8 million from $10.4 million in fiscal year 2000. This decrease was principally due to a reduction in capital spending by our customers. However, net loss decreased in fiscal year 2001 to $3.4 million from $6.9 million in fiscal year 2000.


                            Internet Cable Corporation
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 25, 2001                  By: /s/  Joseph M. Melanson
                                           ------------------------------
                                           Joseph M. Melanson
                                           Chairman and Cheif Executive Officer